Exhibit 99.1

Nanox Announces Fourth Quarter 2022 Financial Results and

Provides Business Update

Reports progress towards global supply chain development

Ended the fourth quarter of 2022 with cash, cash equivalents and marketable securities of $102.9 million

Management to host conference call and webcast Thursday, March 9, 2023 at 8:30 AM ET

NEVE ILAN, Israel— March 9, 2023 -- NANO-X IMAGING LTD (NASDAQ: NNOX) (“Nanox” or the “Company”), an innovative medical imaging technology company, today announced results for the fourth quarter ended December 31, 2022 and provided a business update.

Fourth Quarter 2022 Highlights and Recent Developments:

●	Generated $2.1 million in revenue in the fourth quarter of 2022 compared to $2.4 million in the third quarter of 2022, $2.2 million in the second quarter of 2022 and $1.8 million in the first quarter of 2022 and total of $8.6 million in revenue in 2022.

●	Initially deployed a Nanox.ARC system at the University of Ghana Medical Centre for training and demonstration purposes.

●	A Nanox.ARC system has been shipped to Nigeria and is undergoing regulatory review by the Nigerian Nuclear Regulatory Authority.

●

Announced a collaboration with Nuance Precision Imaging Network, a Microsoft company, which makes Nanox AI solutions available through its marketplace to thousands of healthcare facilities and providers who use Nuance’s reporting and image sharing solutions.

“I am happy to report our continued progress on multiple business fronts. This includes making significant progress toward the initial deployment of the Nanox.ARC system in Ghana and Nigeria, expanding the availability of the Nanox AI solution via a key commercial partnership, while also continuing the FDA review process for the Nanox.ARC,” said Erez Meltzer, Nanox Chief Executive Officer. “Looking back, 2022 was a successful year for Nanox as we spent much time and effort on our 510(k) submission to the FDA, rationalized costs to extend our cash runway, and strengthened our manufacturing infrastructure. We believe that 2023 will also be a highly impactful year, as we aim to announce the initial shipments of the Nanox.ARC system.”

Financial results for three months ended December 31, 2022

For the three months ended December 31, 2022, the Company reported a net loss of $44.8 million, compared to a net loss of $22.0 million for the three months ended December 31, 2021 (which is referred to as the “comparable period”), which increase was largely due to a goodwill impairment in the amount of $36.5 million for the three months ended December 31, 2022, an increase in the Company’s research and development expenses in the amount of $0.7 million, which was mitigated by a decrease in the Company’s general and administrative expenses in the amount of $2.7 million, a decrease in the Company’s sales and marketing expenses in the amount of $0.4 million and $9.3 million income due to change in the Company’s contingent earnout liability.

For the three months ended December 31, 2022, the Company reported revenue of $2.1 million, compared to $1.3 million in the comparable period. During the three months ended December 31, 2022, the Company generated revenues through the sales of teleradiology services and AI solutions. The Company’s gross loss during the three months ended December 31, 2022, totaled $1.7 million on a GAAP basis as compared to a gross loss of $1.5 million in the comparable period. The Company’s revenue from teleradiology services for the three months ended December 31, 2022 was $2.0 million with a gross profit of $0.3 million on a GAAP basis as compared to $1.0 million with a gross profit of $0.0 million on a GAAP basis in the comparable period. The Company’s revenue from its AI solutions for the three months ended December 31, 2022, was $0.1 million with a gross loss of $2.0 million on a GAAP basis as compared to $0.3 million with a gross loss of $1.5 million on a GAAP basis in the comparable period. Non-GAAP cost of revenue of the Company’s teleradiology services for the three months ended December 31, 2022 was $1.2 million, as compared to $0.6 million in the comparable period, resulting in a non-GAAP gross profit of $0.8 million for the three months ended December 31, 2022 as compared to $0.4 million in the comparable period on a non-GAAP basis, which represents a gross profit margin of approximately 40% on a non-GAAP basis for the three months ended December 31, 2022 as compared to 39% in the comparable period. The increase in gross profit margin on a non-GAAP basis is attributable mainly to the increase in our rates for teleradiology services. The Company’s non-GAAP gross profit from its AI solutions for the three months ended December 31, 2022 was $0.0 million as compared to $0.2 million for the comparable period. In total, non-GAAP cost of revenue for the three months ended December 31, 2022 was $1.3 million, as compared to $1.1 million in the comparable period, resulting in a non-GAAP gross profit of $0.8 million for the three months ended December 31, 2022, as compared to $0.4 million in the comparable period which represents a gross profit margin of approximately 39% on a non-GAAP basis as compared to 40% on a non-GAAP basis in the comparable period.

Research and development expenses for the three months ended December 31, 2022 were $7.1 million, as compared to $6.4 million in the comparable period. The increase of $0.7 million was mainly due to an increase in our cost of labor in the amount of $0.2 million and the cost of development of our systems in the amount of $0.5 million due to the development of the multi-source Nanox.ARC and the Nanox.CLOUD.

Sales and marketing expenses for the three months ended December 31, 2022 were $1.5 million, as compared to $1.9 million in the comparable period. The decrease of $0.4 million was mainly due to a decrease in the cost of labor in the amount of $0.1 million and a decrease in share-based compensation in the amount of $0.2 million.

General and administrative expenses for the three months ended December 31, 2022, were $8.2 million, as compared to $10.9 million in the comparable period. The decrease of $2.7 million was mainly due to a decrease in the Company’s cost of labor in the amount of $0.5 million, a decrease in share-based compensation in the amount of $2.3, a decrease in our cost of the Company’s directors’ and officer’s liability insurance premium of $0.3 million, a decrease in other professional services in the amount of $0.4 million, and a decrease in the Company’s legal fees due to the U.S. Securities and Exchange Commission (“SEC”) investigation and class-action litigation as described in this Company’s Form 6-K filed on March 9, 2023 in the amount of $2.0 million.

Change in contingent earnout liability was $9.1 million in the three months ended December 31, 2022, as compared to none in the comparable period, due to the decrease in the Company’s contingent earnout liability , largely due to a settlement agreement entered into with the former shareholders of Nanox AI Ltd. (“Nanox AI”) (formerly named Zebra Medical Vision Ltd. (“Zebra”)) with respect to any additional amount that could be granted under the Agreement and Plan of Merger, dated August 9, 2021, as amended, among the Company, Zebra and Perryllion Ltd., as representative of Zebra’s equity holders..

Goodwill impairment for the three months ended December 31, 2022, was $36.5 million due to the goodwill impairment related to the Nanox AI reporting unit as a result of the annual impairment test on goodwill. As part of this analysis the Company considered the potential impact of the sensitivity of certain estimates and assumptions. These considerations resulted in an estimate of longer than expected time to generate material revenues, gross profit, and positive operating cash flows of the Nanox AI reporting unit, especially with its population health applications. Therefore, the Company determined that the value of the Nanox AI reporting unit decreased below its carrying value, and the Company recorded a goodwill impairment charge of $36.5 million in the fourth quarter of 2022.

Non-GAAP net loss applicable to ordinary shares for the three months ended December 31, 2022, was $9.9 million, as compared to $15.0 million in the comparable period. Non-GAAP gross profit for the three months ended December 31, 2022 was $0.8 million, as compared to $0.2 million the comparable period. Non-GAAP research and development expenses for the three months ended December 31, 2022 were $6.2 million, as compared to $5.4 million in the comparable period. Non-GAAP sales and marketing expenses for the three months ended December 31, 2022 were $1.1 million, as compared to $1.4 million in the comparable period. Non-GAAP general and administrative expenses for the three months ended December 31, 2022 were $4.7 million, as compared to $7.2 million in the comparable period.

A reconciliation between GAAP and non-GAAP financial measures for the three-month periods ended December 31, 2022 and 2021 is provided in the financial results that are part of this press release. The difference between the GAAP and non-GAAP financial measures above is mainly attributable to goodwill impairment, amortization of intangible assets, share-based compensation, secondary offering expenses, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation.

Liquidity and Capital Resources

The Company ended the fourth quarter of 2022 with total cash, cash equivalents and marketable securities of $102.9 million. As of December 31, 2022, the Company had $77.7 million of cash, cash equivalents and short-term marketable securities and $25.2 million of long-term marketable securities. As of December 31, 2022, the Company had total current assets of $82.5 million and total current liabilities of $17.1 million, creating a working capital of $65.4 million.

As of December 31, 2021, the Company had $88.7 million of cash, cash equivalents and short-term marketable securities and $67.8 million of long-term marketable securities and in total, $156.6 of cash and marketable securities. As of December 31, 2021, the Company had total current assets of $94.9 million and total current liabilities of $52.8 million, creating a working capital of $42.1 million.

The decrease in the Company’s cash, cash equivalents and marketable securities of $53.7 million during the twelve-month period ended December 31, 2022 was primarily due to negative cash flow from operations of $43.4 million and purchase of property and equipment of $7.2 million for the Company’s fabrication facility in South Korea and long lead items for the Company’s multi-source systems.

Other Assets

As of December 31, 2022, the Company had property and equipment, net of $43.5 million as compared to $37.4 million as of December 31, 2021. The increase is mainly attributed to the completion of the construction of the Company’s fabrication facility in South Korea and purchase of machinery and equipment.

As of December 31, 2022, the Company had intangible assets and goodwill of $98.6 million as compared to $160.1 million as of December 31, 2021. The decrease is attributable to the periodic amortization of intangible assets in the amount of $10.6 million and impairment of goodwill in the amount of $50.9 million.

Shareholders’ Equity

As of December 31, 2022, the Company had approximately 55.1 million shares outstanding as compared to 51.8 million shares outstanding as of December 31, 2021. The increase was mainly due to the issuance of 89,286 shares to the former shareholders of Nanox.AI (formerly named Zebra) due to the achievement of a milestone pursuant to the terms of the Agreement and Plan of Merger, dated August 9, 2021, as amended (the “Agreement”), among the Company, Zebra and Perryllion Ltd., as representative of Zebra’s former shareholders and an additional aggregate 2,648,424 ordinary shares to the former shareholders of Zebra under a settlement with respect to any additional amount that could be granted under the Agreement. As a result of the settlement, both parties’ performance obligations under the Agreement have been satisfied in full. In addition, the increase was also due to the issuance of 192,927 ordinary shares upon the exercise of warrants and 372,159 ordinary shares upon the exercise of options, which generated, in the aggregate, approximately $0.9 million in gross proceeds to the Company.

Conference Call and Webcast Details

Thursday, March 9, 2023 @ 8:30am ET

Individuals interested in listening to the conference call may do so by joining the live webcast on the Investors section of the Nanox website under Events and Presentations. Alternatively, individuals can register online to receive a dial-in number and personalized PIN to participate in the call. An archived webcast of the event will be available for replay following the event.

About Nanox:

Nanox (NASDAQ: NNOX) is focused on applying its proprietary medical imaging technology and solutions to make diagnostic medicine more accessible and affordable across the globe. The vision of Nanox is to increase the early detection of medical conditions that are discoverable by medical image technologies based on X-rays, which Nanox believes is key to increasing early prevention and treatment, improving health outcomes, and, ultimately, saving lives. Nanox is developing a holistic imaging solution, which includes the Nanox System, comprised of the Nanox.ARC using its novel MEMs X-ray source technology, and the Nanox.CLOUD, a companion cloud software, integrated with AI solutions and teleradiology services. For more information, please visit www.nanox.vision.

Forward-Looking Statements:

This press release may contain forward-looking statements that are subject to risks and uncertainties. All statements that are not historical facts contained in this press release are forward-looking statements. Such statements include, but are not limited to, any statements relating to the initiation, timing, progress and results of the Company’s research and development, manufacturing and commercialization activities with respect to its X-ray source technology and the Nanox.ARC, the ability to realize the expected benefits of its recent acquisitions and the projected business prospects of the Company and the acquired companies. In some cases, you can identify forward-looking statements by terminology such as “can,” “might,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “should,” “could,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. Forward-looking statements are based on information the Company has when those statements are made or management’s good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Factors that could cause actual results to differ materially from those currently anticipated include: risks related to (i) Nanox’s ability to complete development of the Nanox System; (ii) Nanox’s ability to successfully demonstrate the feasibility of its technology for commercial applications; (iii) Nanox’s expectations regarding the necessity of, timing of filing for, and receipt and maintenance of, regulatory clearances or approvals regarding its technology, the Nanox.ARC and Nanox.CLOUD from regulatory agencies worldwide and its ongoing compliance with applicable quality standards and regulatory requirements; (iv) Nanox’s ability to realize the anticipated benefits of its acquisitions, which may be affected by, among other things, competition, brand recognition, the ability of the acquired companies to grow and manage growth profitably and retain their key employees; (v) Nanox’s ability to enter into and maintain commercially reasonable arrangements with third-party manufacturers and suppliers to manufacture the Nanox.ARC; (vi) the market acceptance of the Nanox System and the proposed pay-per-scan business model; (vii) Nanox’s expectations regarding collaborations with third-parties and their potential benefits; (viii) Nanox’s ability to conduct business globally; (ix) changes in global, political, economic, business, competitive, market and regulatory forces; and (x) risks related to business interruptions resulting from the COVID-19 pandemic or similar public health crises, among other things.

For a discussion of other risks and uncertainties, and other important factors, any of which could cause Nanox’s actual results to differ from those contained in the Forward-Looking Statements, see the section titled “Risk Factors” in Nanox’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings with the U.S. Securities and Exchange Commission. The reader should not place undue reliance on any forward-looking statements included in this press release.

Except as required by law, Nanox undertakes no obligation to update publicly any forward-looking statements after the date of this report to conform these statements to actual results or to changes in the Company’s expectations.

Non-GAAP Financial Measures

This press release includes information about certain financial measures that are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are not based on any standardized methodology prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, secondary offering expenses, goodwill impairment, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation. The Company’s management and board of directors utilize these non-GAAP financial measures to evaluate the Company’s performance. The Company provides these non-GAAP measures of the Company’s performance to investors because management believes that these non-GAAP financial measures, when viewed with the Company’s results under GAAP and the accompanying reconciliations, are useful in identifying underlying trends in ongoing operations. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance. Further, these non-GAAP measures should not be considered measures of the Company’s liquidity. A reconciliation of certain GAAP to non-GAAP financial measures has been provided in the tables included in this press release.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands except share and per share data)

	December 31, 2022	December 31, 2021
	U.S. Dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	38,463	66,645
Marketable securities - short term	39,161	22,066
Accounts receivables net of allowance for credit losses of $34 and $137 as of December 31, 2022 and December 31,2021, respectively.	977	1,051
Prepaid expenses	2,414	3,129
Other current assets	1,446	1,966
TOTAL CURRENT ASSETS	82,461	94,857

NON-CURRENT ASSETS:
Restricted cash	66	127
Property and equipment, net	43,545	37,435
Operating lease right-of-use asset	1,157	1,725
Marketable securities - long term	25,198	67,845
Intangible assets	91,219	101,826
Goodwill	7,420	58,298
Other non-current assets	2,867	1,057
TOTAL NON-CURRENT ASSETS	171,472	268,313
TOTAL ASSETS	253,933	363,170

Liabilities and Shareholders’ Equity
CURRENT LIABILITIES:
Accounts payable	3,619	3,134
Accrued expenses	4,240	3,611
Loan from a Government Agency	-	145
Deferred revenue	182	247
Contingent short term earnout liability	4,250	42,471
Current maturities of operating lease liabilities	740	881
Other current liabilities	4,043	2,262
TOTAL CURRENT LIABILITIES	17,074	52,751

NON-CURRENT LIABILITIES:
Non-current operating lease liabilities	398	950
Long term loan	3,481	3,796
Non-current deferred revenue	398	415
Contingent long-term earnout liability	4,089	5,814
Deferred tax liability	3,330	7,063
Other long-term liabilities	483	233
TOTAL NON-CURRENT LIABILITIES	12,179	18,271
TOTAL LIABILITIES	29,253	71,022

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
Ordinary Shares, par value NIS 0.01 per share 100,000,000 authorized at December 31, 2022 and December 31 2021, 55,094,237 and 51,791,441 issued and outstanding at December 31, 2022 and December 31, 2021, respectively	158	149
Additional paid-in capital	477,953	438,820
Accumulated other comprehensive loss	(1,974)	(607)
Accumulated deficit	(251,457)	(146,214)
TOTAL SHAREHOLDERS’ EQUITY	224,680	292,148
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	253,933	363,170

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(U.S. dollars in thousands except share and per share data)

	Twelve Months Ended December 31,		Three Months Ended December 31,
	2022	2021	2022	2021
REVENUE	8,578	1,304	2,132	1,304

COST OF REVENUE	15,458	2,816	3,879	2,816

GROSS LOSS	(6,880)	(1,512)	(1,747)	(1,512)

OPERATING EXPENSES:
Research and development	26,507	17,122	7,095	6,362
Sales and marketing	4,376	7,033	1,494	1,940
General and administrative	41,254	34,709	8,185	10,919
Goodwill impairment	50,878	-	36,540	-
Change in contingent earnout liability	(20,376)	-	(9,074)	-
Other expense (income)	191	1,182	(231)	1,182
TOTAL OPERATING EXPENSES	102,830	60,046	44,009	20,403
OPERATING LOSS	(109,710)	(61,558)	(45,756)	(21,915)

FINANCIAL INCOME (EXPENSES), net	789	(288)	(113)	(168)
OPERATING LOSS BEFORE INCOME TAXES	(108,921)	(61,846)	(45,869)	(22,083)

INCOME TAX BENEFIT	3,678	48	1,032	48
NET LOSS	(105,243)	(61,798)	(44,837)	(22,035)

BASIC AND DILUTED LOSS PER SHARE	(2.01)	(1.28)	(0.86)	(0.44)
Weighted average number of basic and diluted ordinary shares outstanding (in thousands)	52,235	48,216	52,414	50,384
Comprehensive Loss:
Net loss	(105,243)	(61,798)	(44,837)	(22,035)
Other comprehensive gain (loss):

Unrealized gain (loss) from available- for-sale securities	(1,367)	(607)	485	(417)
Total comprehensive loss	(106,610)	(62,405)	(44,352)	(22,452)

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT JANUARY 1, 2021	46,100,173	131	315,031	-	(84,416)	230,746

CHANGES DURING 2021:
Issuance of ordinary shares upon exercise of warrants	780,920	2	265	-	-	267
Issuance of ordinary shares to employees and non-employees upon exercise of options	1,099,946	3	3,330	-	-	3,333
Issuance of ordinary shares due to business combination and assets acquisition	3,810,402	13	101,497	-	-	101,510
Share-based compensation	-	-	18,697	-	-	18,697
Unrealized loss from available-for-sale securities	-	-	-	(607)	-	(607)
Net loss for the year	-	-	-	-	(61,798)	(61,798)
BALANCE AT DECEMBER 31, 2021	51,791,441	149	438,820	(607)	(146,214)	292,148
CHANGES DURING 2022:
Issuance of ordinary shares upon exercise of warrants	192,927	1	369	-	-	370
Issuance of ordinary shares to employees and non-employees upon exercise of options	372,159	1	578	-	-	579
Issuance of ordinary shares in connection with earnout liability.	89,286	*	953	-	-	953
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	2,648,424	7	18,610	-	-	18,617
Share-based compensation	-	-	18,623	-	-	18,623
Unrealized loss from available-for-sale securities	-	-	-	(1,367)	-	(1,367)
Net loss for the year	-	-	-	-	(105,243)	(105,243)
BALANCE AT DECEMBER 31, 2022	55,094,237	158	477,953	(1,974)	(251,457)	224,680

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2022	52,266,474	150	456,761	(2,459)	(206,620)	247,832
CHANGES DURING THE PERIOD:
Issuance of ordinary shares to employees and non-employees upon exercise of options	179,339	1	298	-	-	299
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	2,648,424	7	18,610	-	-	18,617
Share-based compensation	-	-	2,284	-	-	2,284
Unrealized gain from available-for-sale securities	-	-	-	485	-	485
Net loss for the period	-	-	-	-	(44,837)	(44,837)
BALANCE AT DECEMBER 31, 2022	55,094,237	158	477,953	(1,974)	(251,457)	224,680

NANO-X IMAGING LTD.

UNAUDITED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

	Ordinary shares		Additional	Accumulated other
	Number of shares	Amount	paid-in capital	comprehensive loss	Accumulated deficit	Total
		U.S. Dollars in thousands
BALANCE AT OCTOBER 1, 2021	47,877,719	136	332,383	(190)	(124,179)	208,150

CHANGES DURING THE PERIOD:
Issuance of ordinary shares upon exercise of warrants	76,787	*	147	-	-	147
Issuance of ordinary shares to employees and non-employees upon exercise of options	26,533	*	59	-	-	59
Issuance of ordinary shares due to business combination and assets acquisition	3,810,402	13	101,497	-	-	101,510
Share-based compensation	-	-	4,734	-	-	4,734
Unrealized loss from available-for-sale securities	-	-	-	(417)	-	(417)
Net loss for the period	-	-			(22,035)	(22,035)
BALANCE AT DECEMBER 31, 2021	51,791,441	149	438,820	(607)	(146,214)	292,148

(*)	Less than 1 thousand US dollars.

NANO-X IMAGING LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2022	2021	2020
	U.S. Dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss for the year	(105,243)	(61,798)	(43,815)
Adjustments required to reconcile net loss to net cash used in operating activities:
Share-based compensation	18,623	18,806	24,781
Amortization of intangible assets	10,607	1,768	-
Impairment of goodwill	50,878	-	-
Change in contingent earnout liability	(20,376)	-	-
Depreciation	905	524	208
Deferred tax liability, net	(3,733)	(116)	-
Exchange rate differentials	(47)	10	(122)
Interest (expense) income net of amortization of premium on marketable securities	1,398	(216)	-
Impairment of property and equipment	172	214	-

Changes in operating assets and liabilities, net of effects of businesses acquired:
Accounts receivable	74	(40)	-
Prepaid expenses and other current assets	1,235	1,724	(4,478)
Other non-current assets	(800)	(374)	(522)
Accounts payable	469	1,721	(103)
Accrued expenses and other liabilities	2,410	(719)	2,359
Operating lease assets and liabilities	(125)	23	83
Deferred revenue	(82)	179	-
Other long-term liabilities	250	233	-
Net cash used in operating activities	(43,385)	(38,061)	(21,609)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for business combinations, net of cash and restricted cash acquired	-	(2,859)	-
Proceeds from maturity of marketable securities	31,241	10,986	-
Purchase of marketable securities	(8,454)	(104,043)	-
Proceeds from sale of marketable securities	-	2,754
Purchase of property and equipment	(7,171)	(23,158)	(13,937)
Investment in equity securities	(1,010)	-	-
Net cash provided by (used in) investing activities	14,606	(116,320)	(13,937)

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from long term loan	-	3,796	-
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	-	-	71,013
Proceeds from initial public offering of ordinary shares, net of issuance costs	-	-	169,348
Repayment of financial liability	(145)	-	-
Proceeds from issuance of ordinary shares upon exercise of warrants	370	267	630
Issuance of ordinary shares to employees and non-employees upon exercise of options	579	3,316	-
Net cash provided by financing activities	804	7,379	240,991

EFFECT OF CHANGES IN EXCHANGE RATES ON CASH BALANCES IN FOREIGN CURRENCIES	(268)	(10)	122
NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	(28,243)	(147,012)	205,567
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF THE YEAR	66,772	213,784	8,217
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF THE YEAR	38,529	66,772	213,784

Cash paid for income taxes	147	7	8
Cash paid for interest	90	13	-

SUPPLEMENTARY INFORMATION ON ACTIVITIES NOT INVOLVING CASH FLOWS:

Issuance of ordinary shares to investor upon exercise of warrants	-	-	200
Fair value of ordinary shares issued as consideration for purchase of assets	-	1,500	-
Fair value of ordinary shares issued as consideration for business combinations and achievement of milestones	-	100,010	-
Issuance of ordinary shares in connection with earnout liability.	953	-	-
Issuance of ordinary shares under settlement agreement with former shareholders of Nanox AI Ltd.	18,617	-	-
Fair value of contingent consideration assumed in business combinations	-	47,194	-
Fair value of contingent consideration assumed in purchase of assets	-	1,091	-
Operating lease liabilities arising from obtaining operating right-of use assets	320	194	1,085
Conversion of related party liability to shareholders’ equity	-		17,748

(*)	Less than 1 thousand US dollars.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands (except per share data))

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). The Company uses information about certain financial measures that are not prepared in accordance with GAAP, including non-GAAP net loss attributable to ordinary shares, non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP research and development expenses, non-GAAP sales and marketing expenses, non-GAAP general and administrative expenses and non-GAAP basic and diluted loss per share. These non-GAAP measures are adjusted for (as applicable) amortization of intangible assets, share-based compensation expenses, secondary offering expenses, goodwill impairment, change in contingent earnout liability and legal fees in connection with class-action litigation and the SEC investigation. The Company believes that separate analysis and exclusion of the one-off or non-cash impact of the above reconciling items (as applicable) adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measures for planning, forecasting, and measuring results against the forecast. The Company believes that the non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance. However, these non-GAAP measures are not measures of financial performance under GAAP and, accordingly, should not be considered as alternatives to GAAP measures as indicators of operating performance.

	Twelve Months Ended		Three Months Ended
	December 31,		December 31,
	2022	2021	2022	2021

GAAP net loss attributable to ordinary shares	105,243	61,798	44,837	22,035
Non-GAAP adjustments:
Less: Class-action litigation and SEC investigation	7,730	1,120	2,505	455
Less: Amortization of intangible assets	10,607	1,768	2,649	1,768
Less: Impairment of goodwill	50,878	-	36,540	-
Add: Change in contingent earnout liability	(20,376)	-	(9,073)	-
Less: Secondary offering expenses	-	981	-	-
Less: Share-based compensation	18,623	18,806	2,284	4,843
Non-GAAP net loss attributable to ordinary shares	37,781	39,123	9,932	14,969
Non-GAAP BASIC AND DILUTED LOSS PER SHARE	0.72	0.81	0.19	0.30
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES (in thousands)	52,235	48,216	52,414	50,384

Reconciliation of GAAP cost of revenue to Non-GAAP cost of revenue (U.S. dollars in thousands)

GAAP cost of revenue	15,458	2,816	3,879	2,816
Non-GAAP adjustments:
Amortization of intangible assets	10,223	1,703	2,555	1,703
Share-based compensation	99	51	18	51
Non-GAAP cost of revenue	5,136	1,062	1,306	1,062

Reconciliation of GAAP gross loss to Non-GAAP gross profit (U.S. dollars in thousands)

GAAP gross loss	6,880	1,512	1,747	1,512
Non-GAAP adjustments:
Amortization of intangible assets	10,223	1,703	2,555	1,703
Share-based compensation	99	51	18	51
Non-GAAP gross profit	3,442	242	826	242

Reconciliation of GAAP gross loss margin to Non-GAAP gross profit margin (in percentage of revenue)

GAAP gross loss margin	(80)%	(116)%	(82)%	(116)%
Non-GAAP adjustments:
Amortization of intangible assets	119%	131%	120%	131%
Share-based compensation	1%	4%	1%	4%
Non-GAAP gross profit margin	40%	19%	39%	19%

Reconciliation of GAAP research and development expenses to Non-GAAP research and development expenses (U.S. dollars in thousands)

GAAP research and development expenses	26,507	17,122	7,095	6,362
Non-GAAP adjustments:
Share-based compensation	4,806	3,248	927	991
Non-GAAP research and development expenses	21,701	13,874	6,168	5,371

Reconciliation of GAAP sales and marketing expenses to Non-GAAP sales and marketing expenses (U.S. dollars in thousands)

GAAP sales and marketing expenses	4,376	7,033	1,494	1,940
Non-GAAP adjustments:
Amortization of intangible assets	384	64	94	64
Share-based compensation	997	2,442	334	509
Non-GAAP sales and marketing expenses	2,995	4,527	1,066	1,367

Reconciliation of GAAP general and administrative expenses to Non-GAAP general and administrative expenses (U.S. dollars in thousands)

GAAP general and administrative expenses	41,254	34,709	8,185	10,919
Non-GAAP adjustments:
Class-action litigation and SEC investigation	7,730	1,120	2,505	455
Secondary offering expenses	-	981	-	-
Share-based compensation	12,721	13,065	1,005	3,292
Non-GAAP general and administrative expenses	20,803	19,543	4,675	7,172